Exhibit 99.1


                         SIGNET REPORTS FURTHER ADVANCE
                         ------------------------------
                        PROPOSED FINAL DIVIDEND UP 21.5%
                        --------------------------------


                                                 Reported      At Constant
                                                   Basis     Exchange Rates(1)

O    GROUP PROFIT BEFORE TAX: (POUND)210.3M         UP 5%         UP 12%

O    GROUP SALES: (POUND)1,614.4M                   UP 1%         UP 8%

O    GROUP LIKE FOR LIKE SALES                      UP 5%

O    EARNINGS PER SHARE: 8.2P                       UP 9%         UP 16%

O    TOTAL DIVIDEND PER SHARE: 3.0P                 UP 20%


(1)  See note 10 for reconciliation.


OPERATIONAL HIGHLIGHTS

     o    US : - Increase in operating margin to 13.4%

               - Increase in market share to 7.2% of speciality sector

               - Kay Jewelers becomes leading speciality retail jewellery brand by sales

     o    UK:  - Operating margin broadly maintained at 15.2%

               - Diamonds now 28% of product mix

               - 142 stores trading in new format

TERRY BURMAN, GROUP CHIEF EXECUTIVE, COMMENTED: "The 12% increase in profit before tax at constant exchange rates further extends the Group's growth record and reflects the consistent success of our strategies on both sides of the Atlantic. Reported profit before tax increased by 5% despite being adversely affected by the weaker US dollar.

The US business again out-performed its main competition and gained further market share with like for like sales up by 5.9%. The UK division saw like for like sales up by 3.0%, a good performance in an increasingly difficult market place.

In the year to date, Group like for like sales growth has been in low single digits after taking account of the change in the timing of Easter. This reflects a US like for like increase a little ahead of the fourth quarter last year, partly offset by negative mid single digit like for like sales in the UK following a marked deterioration in the general trading environment. Both businesses were up against particularly strong prior year comparatives."

ENQUIRIES:  Terry Burman, Group Chief Executive }    +44 (0) 20 7399 9520
            Walker Boyd, Group Finance Director }
            Mike Smith, Brunswick               }    +44 (0) 20 7404 5959
            Pamela Small, Brunswick             }

Signet operated 1,758 speciality retail jewellery stores at 29 January 2005; these included 1,156 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry", and under a number of regional names. At that date Signet operated 602 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones", and "Leslie Davis".

SIGNET GROUP PLC

CHAIRMAN'S STATEMENT

GROUP RESULTS
In the year to 29 January 2005 the Group further extended its growth record. On a reported basis profit before tax rose by 5.3% to (pound)210.3 million (2003/04: (pound)199.8 million restated, see note 10) reflecting an underlying increase of 12.1% at constant exchange rates. Like for like sales advanced by 5.0%. Total sales rose by 7.8% at constant exchange rates: reported sales were broadly unchanged at (pound)1,614.4 million (2003/04: (pound)1,604.9 million restated). The tax rate fell to 32.9% from 35.1%. Earnings per share were 8.2p (2003/04: 7.5p restated), up by 9.3% on a reported basis and 15.5% at constant exchange rates.

These results reflect the continuing successful implementation of the Group's strategies on both sides of the Atlantic. However the full extent of the Group's progress has not been reflected in the reported results due to further weakening of the average US dollar exchange rate from $1.68/(pound)1 to $1.86/(pound)1. This had a significant adverse impact on the translation of the US division's sales and operating profit into sterling, thereby affecting Group profit before tax by some (pound)12 million. The results also included a restructuring charge in the UK of (pound)1.7 million.

The US division had a very strong start to 2004/05 with an excellent performance during the Valentine's Day period. Although the retail environment became less predictable as the year progressed, the business had a strong fourth quarter with like for like sales up by 4.7%. For the year as a whole the division again out-performed its main competition and gained further market share. 2004 saw the Group's nationwide Kay chain become the largest speciality retail jewellery brand by sales in the US.

The UK division also had a particularly strong first quarter but faced a softening trend in the trading environment during the rest of the year. Annual like for like sales increased by 3.0%; a good performance in an increasingly difficult market place. The Christmas period proved to be particularly challenging and both H.Samuel and Ernest Jones did well to out-perform the general retail market.

The Group continued to utilise its cash flow and strong balance sheet to invest in the growth of the business. (pound)159.1 million was invested in fixed and working capital during the year. There was an acceleration in new store space growth in the US and a major store refurbishment programme in the UK. Gearing (net debt to shareholders' funds) at 29 January 2005 was 11.3% (31 January 2004:
11.8% restated).

ACCOUNTING STANDARDS DEVELOPMENTS
A period of significant and rapid change in accounting is currently taking place with UK Generally Accepted Accounting Principles (`GAAP') being replaced by International Financial Reporting Standards (`IFRS'), and both converging with US GAAP. The process this year has resulted in a restatement relating to the revenue recognition of extended service agreements in the US and the replacement in 2005/06 of UK GAAP by IFRS. Both are explained in more detail in the financial review.

DIVIDEND
The Board is pleased to recommend a 21.5% increase in the final dividend to 2.625p per share (2003/04: 2.16p), the total for the year being 3.0p per share (2003/04: 2.501p). The dividend cover is 2.7 times (2003/04: 3.0 times). The
Board will continue to review regularly its distribution policy taking into account earnings, cash flow, gearing and the needs of the business. See note 5 regarding dividends to US holders of ordinary shares and ADSs.

SIGNET GROUP PLC

CURRENT TRADING
In the year to date Group like for like sales growth has been in low single digits after taking account of the change in the timing of Easter. This reflects a US like for like increase a little ahead of the fourth quarter last year partly offset by negative mid single digit like for like sales in the UK following a marked deterioration in the general trading environment. Both businesses were up against particularly strong prior year comparatives.


CHIEF EXECUTIVE'S REVIEW

GROUP
Group operating profit rose to (pound)218.9 million from (pound)210.2 million (restated), an increase of 11.3% at constant exchange rates or 4.1% on a reported basis. The operating margin increased to 13.6% (2003/04: 13.1% restated), and the return on capital employed ("ROCE") was 26.5% (2003/04: 25.9% restated).

The Group's medium term objectives are to set leading performance standards in its sector of the jewellery market on both sides of the Atlantic, to increase new store space in the US and store productivity in the UK, and to be broadly cash flow neutral after funding the needs of the business and dividend payments.

US DIVISION
In 2004/05 the business continued to build on its competitive strengths. It again out-performed its main competition and gained further market share. Operating profit rose by 17.1% at constant exchange rates and by 5.7% on a reported basis to (pound)147.3 million (2003/04: (pound)139.3 million restated). The five year annual compound growth was 12.2% at constant exchange rates.

Like for like sales rose by 5.9% and total dollar sales by 10.3%. The mall stores reported solid growth and Jared, the off-mall destination concept, performed particularly strongly. Over the last five years the US division's like for like sales have grown at an annual compound rate of 4.5% and total dollar sales by 11.0%. During the same period, the US division's share of the speciality jewellery market has increased from 5.1% to 7.2%.

New store space rose by 8% during 2004/05 further leveraging both central overhead costs and marketing expenditure. In the last five years new store selling space has increased by some 60%, with the number of Kay stores up by over a third to 742. Over the same period the number of Jared stores has more than tripled to 93.

Growth in new store space and further development of the division's competitive strengths in the critical areas of merchandising, store operations and marketing have contributed significantly to the out-performance of the business and remain key elements of future strategy. Given the continuing consolidation in the speciality jewellery sector, there should be opportunities to gain further market share both organically and, if appropriate, by acquisition. The US division is now targeting organic space growth of 7% - 9% in future years (previously 6% - 8%).

SIGNET GROUP PLC

UK DIVISION
Against the background of an increasingly difficult trading environment UK operating profit advanced by 2.1% to (pound)78.2 million (2003/04: (pound)76.6 million), the compound five year annual growth rate being 15.8%. There was a restructuring charge of (pound)1.7 million reflecting the relocation and consolidation of central administration functions to enhance efficiency that should generate future cost savings of about (pound)0.6 million per annum. Like for like sales rose by 3.0%, the compound annual growth rate during the last five years being 6.3%. The business continues to be strongly cash generative and enjoyed a ROCE of over 40% in 2004/05.

The drive to increase diamond sales as a proportion of total sales showed further success and remains central to the future strategy of both H.Samuel and Ernest Jones. Diamonds now account for 28% of the division's product mix compared with 22% five years ago. The objective is to leverage both chains' strong market positions by increasing average transaction values which have risen by 42% in H.Samuel and by 29% in Ernest Jones in the last five years.

Central to selling diamonds is the interaction between the customer and the salesperson. The roll-out of the new store format, which facilitates such interaction, was implemented as part of the store refurbishment cycle in 2004/05. The focus on customer service was also evident in the priority given to staff training. The significant changes taking place in the UK business are being supported by increased marketing expenditure. In implementing these initiatives the UK business is able to draw on the US division's best practices.


US PERFORMANCE REVIEW (68% OF GROUP SALES)
Details of the US division's performance are set out below:


                                   2004/05        2003/04(1)                CHANGE
                                                                    REPORTED     AT CONSTANT
                                                                                   EXCHANGE       LIKE FOR LIKE
                                                                                   RATES(2)          CHANGE
                                  (pound)m          (pound)m           %               %                 %

SALES                              1,100.0           1,103.9          -0.4            +10.3             +5.9

OPERATING PROFIT                     147.3             139.3          +5.7            +17.1

OPERATING MARGIN                      13.4%             12.6%

ROCE                                  22.4%             21.3%

(1)  Restated for amendment to FRS 5 by `Application Note G - Revenue
     Recognition'.

(2)  See note 10 for reconciliation.

The operating margin improved on last year, reflecting leverage of like for like sales growth partly offset by the adverse impact of immature store space. Gross margin was maintained at last year's level, as a range of supply chain initiatives and pricing actions counter-balanced commodity cost increases. Commodity costs continue to rise and further initiatives are being implemented in the current year to help again offset the impact. The bad debt charge was towards the bottom of the range of the last five years at 2.9% of total sales (2003/04: 2.8%). The proportion of sales through the in-house credit card was 50.1% (2003/04: 49.3%).

SIGNET GROUP PLC

In the jewellery sector superior customer service and product knowledge are important competitive advantages readily identified by the consumer, and the division now has at least one certified diamontologist in every store. Also during 2004/05 all sales staff were coached using the "Ultimate Diamond Presentation" training course. Procedures for recruitment were strengthened and staff retention was also improved. The multi-year intitiative to enhance store systems saw the introduction of improved repair and special order services.

In mall stores the upper end of the diamond selection was enhanced and the Leo Diamond range was successfully expanded. The gold category was reinvigorated by the development of fashion gold merchandise in conjunction with the World Gold Council. In Jared sales of loose diamonds, the Leo Diamond range, luxury watches such as Rolex, Tag Heuer and Raymond Weil all performed well. Cartier watches will be tested in certain Jared stores in 2005/06. Average unit selling prices in both the mall stores and Jared increased by some 10% reflecting not only consumer movement to higher value merchandise such as the Leo Diamond range, but also the changes in retail prices implemented during the year. The division's competitive advantage obtained by sourcing loose stones for about 55% of diamond merchandise proved to be particularly beneficial during a period of higher rough diamond costs.

Strong marketing programmes again contributed to the sales growth out-performance. Kay television advertising impressions were increased by 11% over the Christmas period and national radio advertising was successfully introduced. Some 90% of Jared stores benefited from television advertising compared with around 75% in the prior year. The annual gross marketing spend amounted to 6.6% of sales (2003/04: 6.5%) and dollar marketing expenditure has doubled over the last five years.

Kay, with turnover of $1,155.5 million, became the number one speciality jewellery brand by sales during 2004/05 having consistently out-performed its major competitors. Over the last five years the number of Kay stores has increased by almost 200 to a total of 742 and average sales per store have grown to $1.584 million from $1.355 million. Brand name recognition has risen very significantly since the introduction of the "Every kiss begins with Kay" advertising campaign in 2000/01. It is planned to increase Kay's representation in malls by between 20 and 30 new stores in 2005/06. In addition to mall locations, stores under the Kay brand are currently being opened in lifestyle centres and power strip malls. Ten such stores were opened in 2004/05 and a similar number are planned in 2005/06. In the current year it is anticipated that four stores will be trialled in metropolitan areas.

321 mall stores currently trade under strong regional brand names. Sales in the year were over $450 million, reflecting average sales per store of $1.533 million. The regional stores could provide the potential to develop a second mall brand of sufficient size to justify the cost of national television advertising. This would require about 550 stores which could be achieved in the medium term by a mixture of store openings and acquisitions. In 2005/06 it is planned that 20 to 30 new stores will be opened under the regional brand names.

Jared now has sales of just over $400 million and a portfolio of 93 stores, equivalent in space terms to about 400 mall stores. The Jared concept is the primary vehicle for US space growth and in 2004/05 a further 14 stores were opened. The chain is still relatively immature with some 70% of stores not yet having traded for five full years. Excluding the three prototype stores the 25 Jared stores that have reached maturity achieved, in aggregate, the target level of sales and store contribution (set at the time of investment) in their fifth year of trading. During 2005/06 it is intended to increase the number of Jared openings to 15 - 20 per annum, from the 12 - 15 per annum opened in the last six years.

SIGNET GROUP PLC

The change in store numbers by chain is shown in the following table:


                                                   Total             Kay           Regional          Jared
                                              ---------------- ---------------- ---------------- ----------------

 31 January 2004                                    1,103           717              307               79

 Store openings                                        68            34               20               14

 Store closures                                       (15)           (9)              (6)               -
                                              ---------------- ---------------- ---------------- ----------------

 29 January 2005                                    1,156           742              321               93
                                              ---------------- ---------------- ---------------- ----------------

In 2004/05 total fixed and working capital investment in the US business was $228.3 million (2003/04: $138.3 million) and new store space increased by a net
8% as planned.

Recent investment in the store portfolio is set out below:

                                                 ------------- ------------ ------------- ------------- -------------
                                                 2004/05         2003/04      2002/03       2001/02       2000/01
                                                 ------------- ------------ ------------- ------------- -------------
Store refurbishments and relocations                  76           56            71            91            99
New mall stores                                       44           47            36            41            40
New off-mall Kay stores                               10           10            -             -             -
New Jared stores                                      14           12            12            12            15

Store fixed capital investment                       $53m         $42m          $38m          $51m          $60m
Store total investment(1)                            $140m        $98m          $92m          $96m          $107m

(1) Fixed and working capital investment in new space and refurbishments relocations.

In 2005/06 net new store space growth of 7% - 9% is planned reflecting the increased rate of Jared store openings, an acceleration in the expansion of stores under regional brand names, the continued growth of Kay stores and the closure of some 15 mall stores. Total US fixed capital expenditure is expected to be some $90 to $100 million in 2005/06 (2004/05: $77.6 million), including the refurbishment or relocation of approximately 90 stores. Total store investment, including working capital, is planned to be some $155 million in 2005/06.

UK PERFORMANCE REVIEW (32% OF GROUP SALES)
Details of the UK division's performance are set out below:


                                     2004/05              2003/04              CHANGE           LIKE FOR LIKE
                                                                                                    CHANGE
                                    (pound)m             (pound)m                %                      %
SALES:   H.Samuel                     286.5                285.8                -0.1                   +1.9
         Ernest Jones                 223.4                209.4                +6.7                   +4.5
         Other                          5.5                  5.8
                              -------------------------------------------

TOTAL                                 514.4                501.0                +2.7                   +3.0
                              -------------------------------------------

OPERATING PROFIT                       78.2(1)              76.6                +2.1

OPERATING MARGIN                       15.2%(1)             15.3%

ROCE                                   44.7%                47.1%


(1)  After charging a restructuring expense of (pound)1.7 million.

SIGNET GROUP PLC

The division's gross margin benefited from the effect of the lower dollar exchange rate on dollar denominated commodity costs. The operating margin at 15.2% was little changed after absorbing a restructuring charge of (pound)1.7 million. Like for like sales were up by 1.9% in H.Samuel, while total sales were similar to last year due to nine net store closures and a significant increase in the number of temporary closures for refurbishment. H.Samuel's sales per store increased to (pound)0.723 million (2003/04: (pound)0.707 million). Ernest Jones had another strong performance with like for like sales up 4.5%, total sales increasing by 6.7% and sales per store reaching (pound)1.15 million (2003/04: (pound)1.101 million).

Diamond jewellery assortments were enhanced during the year and continued to perform strongly, accounting for 20% of sales in H.Samuel and 38% in Ernest Jones. The Leo Diamond range was expanded in Ernest Jones and the Forever Diamond selection is now in all H.Samuel stores. White metal jewellery also proved popular. In H.Samuel the fashion watch range was increased whilst the gift and collectibles selection continued to be rationalised. The average selling price in H.Samuel was (pound)37 (2003/04: (pound)35) and in Ernest Jones (pound)141 (2003/04: (pound)139).

The focus on diamonds requires a higher level of customer service and greater product knowledge by the store staff. New training practices continued to be enhanced in 2004/05 involving a weekly programme of centrally prepared material, regular feedback from supervisors and emphasis on measurable outcomes. Particular benefit from improved staff training was gained in the diamond category. During the year a new incentive scheme, which drew on the Group's US experience, was tested and will be expanded further in 2005/06.

Catalogues remain the main marketing tool, with design and distribution being strengthened during the period. The television advertising test was extended during Christmas 2004 with H.Samuel national coverage increasing to about 65% from around 40% in the prior year. Ernest Jones' coverage was doubled to some 60%. It is planned to continue the trial in 2005/06. Ernest Jones successfully launched a customer relationship marketing programme during 2004/05. Over the last five years marketing expenditure has increased at an annual compound rate of 20.0% and now represents 3.0% of sales in 2004/05 (2003/04: 2.5%).

In 2004/05 total fixed and working capital investment in the UK business was (pound)36.3 million (2003/04: (pound)27.5 million), a significant increase reflecting the roll-out of the new store format. At the year end, 142 stores, mostly H.Samuel, traded in the new format, accounting for about 30% of the UK division's sales over the Christmas period. There were seven Ernest Jones and two H.Samuel new store openings. 11 H.Samuel stores were closed. At the year end there were 602 stores (398 H.Samuel and 204 Ernest Jones).

Recent investment in the store portfolio is set out below:


                                                   ------------ ------------- ------------ ------------- -------------
                                                     2004/05      2003/04       2002/03      2001/02       2000/01
                                                   ------------ ------------- ------------ ------------- -------------
Store refurbishments and relocations                   81           32            42            93           24
New H.Samuel stores                                     2            -             4            10            9
New Ernest Jones stores                                 7            5             8             9            3
Store fixed capital investment                  (pound)23m    (pound)13m    (pound)14m   (pound)15m    (pound)6m

A similar pattern of store investment is planned for 2005/06 with total capital expenditure expected to be some (pound)30 to (pound)35 million in 2005/06 (2004/05: (pound)28.8 million). This reflects the continued roll-out of the new store format with about 90 stores planned to be refurbished or relocated during 2005/06, again predominantly H.Samuel.

SIGNET GROUP PLC

GROUP FINANCIAL REVIEW

OPERATING MARGIN AND ROCE
Operating margin (operating profit to sales ratio) was 13.6% (2003/04: 13.1% restated) and ROCE was 26.5% (2003/04: 25.9% restated). Capital employed is based on the average of the monthly balance sheets and at 29 January 2005 included US in-house credit card debtors amounting to (pound)319.0 million (31 January 2004: (pound)292.9 million).

GROUP COSTS
Group central costs amounted to (pound)6.6 million (2003/04: (pound)5.7 million), the increase reflecting costs associated with the new corporate governance standards in both the UK and the US as well as a net property provision of (pound)0.4 million. In 2005/06 a further increase in Group costs is anticipated.

NET INTEREST PAYABLE
Net interest payable and similar charges amounted to (pound)8.6 million (2003/04: (pound)10.4 million), the reduction being primarily due to exchange translation and an increase in the net interest credit on the UK defined benefit pension scheme.

TAXATION
The charge of (pound)69.1 million (2003/04: (pound)70.2 million restated) represents an effective tax rate of 32.9% (2003/04: 35.1%). It is anticipated that the effective tax rate will be approximately 34.0% in 2005/06.

PROFIT FOR THE FINANCIAL PERIOD
Profit for the year increased by 9.0% to (pound)141.2 million (2003/04:
(pound)129.6 million restated); at constant exchange rates the increase was 16.0%.

LIQUIDITY AND CAPITAL RESOURCES
Cash generated from operating activities amounted to (pound)172.6 million (2003/04: (pound)203.8 million), reflecting an increase in working capital investment, primarily associated with the new store expansion. It is anticipated that in 2005/06 there will be a further rise in working capital investment due to planned store openings. Net financing costs of (pound)9.8 million (2003/04:
(pound)11.0 million) and tax of (pound)56.5 million (2003/04: (pound)69.0 million) were paid. Cash flow before investing activities was (pound)106.3 million (2003/04: (pound)123.8 million).

Group capital expenditure was (pound)70.5 million (2003/04: (pound)50.9 million, (pound)47.7 million at constant exchange rates). The level of capital expenditure was some 1.7 times (2003/04: 1.3 times) the depreciation charge of (pound)41.3 million (2003/04: (pound)39.3 million). Capital expenditure in 2005/06 is expected to be (pound)80 - (pound)90 million, most of which will be store related.

Dividends of (pound)43.8 million (2003/04: (pound)36.7 million) were paid in the year.

NET DEBT
Net debt at 29 January 2005 was (pound)83.5 million (31 January 2004:
(pound)79.9 million, (pound)73.9 million restated at constant exchange rates). Group gearing at the year end was 11.3% (31 January 2004: 11.8% restated). Excluding the facility secured on the receivables, net cash was (pound)49.3 million (31 January 2004: (pound)58.0 million).

SIGNET GROUP PLC

PRIOR YEAR ADJUSTMENT - EXTENDED SERVICE AGREEMENTS
Following an amendment to FRS 5 "Reporting the substance of transactions" in the form of "Application Note G - Revenue Recognition", the Group, after discussions with its auditors, changed its accounting policy to spread the revenue arising from extended service agreements in the US over the anticipated period of claims. Previously the revenue from such agreements was recognised at the date of sale with provision being made for the estimated cost of future claims arising. As a consequence of this change in policy, previously reported 2003/04 results were restated at the time of the interim results announcement in September 2004 and reflected a reduction in profit before tax of (pound)7.2 million, but with no impact on cash flows.

In view of the continuing trend towards conforming interpretation of UK and IAS GAAP methodologies to those of US GAAP, the Group has now decided to further update its accounting policy in respect of US extended service agreements to conform with that of US GAAP. Consequently it reassessed the level of incremental costs set against initial revenues and will now recognise revenues from such agreements in proportion to anticipated claims arising. Therefore the prior year adjustment to 2003/04 now amounts to a restatement in profit before tax of (pound)12.1 million to (pound)199.8 million. The effect on reserves brought forward at 31 January 2004 is a reduction of (pound)52.7 million net of deferred tax, with shareholders' funds at that date restated to (pound)674.9 million.

Following the further update in accounting policy, the reduction in the profit before tax for the year 2004/05 is (pound)4.0 million higher than the estimate of (pound)5.8 million indicated at the time of the interim results in September 2004. There is no impact on like for like sales figures or cash flows.

INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")
Signet currently prepares its primary financial statements under UK Generally Accepted Accounting Principles ("UK GAAP"). For financial years commencing on or after 1 January 2005 the Group is required to report in accordance with International Accounting Standards ("IAS") and IFRS as adopted by the European Union. Therefore Signet will in future prepare its results under IFRS , commencing with the 13 weeks to 30 April 2005. This announcement will contain comparative information for the year ended 29 January 2005 prepared under IFRS. IFRS may continue to be revised and be subject to new interpretations. Based on current expectations of the standards an overview of the changes from UK GAAP to IFRS for the Signet accounts for the year ended 29 January 2005 is set out below.

Overview of impact in 2004/05
                                                       UK GAAP            IFRS
                                                       (pound)m         (pound)m
Sales                                                  1,614.4          1,606.1
Operating profit                                         218.9            215.5
Profit on ordinary activities before tax                 210.3            203.9
Profit for the financial period                          141.2            134.8
Earnings per share                                         8.2p             7.8p
Net assets                                               739.1            769.2

SIGNET GROUP PLC

The most significant elements contributing to the change in financial information are:

o    the inclusion of a charge for share-based payments,

o    the cessation of goodwill amortisation,

o    the timing of dividend recognition,

o    the disclosures relating to taxation,

o    the treatment of leases, and

o    revenue recognition.

These changes have no impact on the Group's historical or future net cash flow, the timing of cash received or the timing of payments.

TRANSITIONAL ARRANGEMENTS
The rules for the first time adoption of IFRS are set out in IFRS 1 "First-time Adoption of International Reporting Standards". In general, a company is required to determine its IFRS accounting policies and apply these retrospectively to determine its opening balance sheet under IFRS. A number of exceptions from retrospective application are allowed to assist companies as they move to reporting under IFRS. Where Signet has taken advantage of the exemptions they are noted below.

CHANGES IN ACCOUNTING POLICIES
IFRS 2 Share-based Payments
In accordance with IFRS 2, Signet has recognised a charge to income in respect of the fair value of outstanding employee share options. The fair value has been calculated using the binomial options valuation model and is charged to income over the relevant option vesting period. The optional transitional arrangements, which allow companies to apply IFRS 2 fully retrospectively to all options granted but not fully vested at the relevant reporting date, have been used. The operating profit impact in 2004/05 is a charge of (pound)3.9 million.

IFRS 3 Business Combinations
IFRS 3 requires goodwill to be carried at cost with impairment reviews both annually and when there are indications that the carrying value may not be recoverable. Under the transitional arrangements Signet will apply IFRS 3 prospectively from the transition date. As a result, all prior business combination accounting is frozen at the transition date of 31 January 2004, and the value of goodwill is frozen, subject to exchange rate movements, at (pound)16.8 million with amortization previously reported under UK GAAP for 2004/05 of (pound)1.0 million not charged for IFRS presentation.

IAS 10 Proposed Dividend
Under IAS 10 a dividend is not provided for until it is approved. As a result net assets are increased by the value of the proposed final dividend which is (pound)45.5 million.

IAS 12 Income Tax
The application of IAS 12 requires the separate disclosure of deferred tax assets and liabilities on the Group's balance sheet. Opening balance sheet adjustment will be made to reclassify these assets and liabilities.

SIGNET GROUP PLC

IAS 17 Leasing
IAS 17 requires that where operating leases include clauses in respect of predetermined rent increases, those rents are charged to the profit and loss account on a straight line basis over the lease term. Furthermore, any construction period or other rental holidays are included in the determination of the straight-line expense period. Such lease terms are commonly found in the US and will result in an acceleration of lease charges for accounting purposes from the later to the earlier years of the lease term. In addition Standard Interpretations Committee ("SIC") 15 requires inducements to enter into a lease to be recognised over the lease term rather than over the period to the next rent review as under UK GAAP.

These will result in an additional charge to the profit and loss account of (pound)3.5 million and a decrease of (pound)17.9 million in net assets before deferred tax. There will be no impact on cash flows.

IAS 18 Revenue Recognition
IAS 18 requires that revenue is only recognised when all significant risks of ownership have been transferred to the buyer. There is no impact on profit before tax for 2004/05 although net assets are reduced by (pound)6.0 million before deferred tax.

There are a number of other presentational changes that do not have an impact on the profit or net assets of the Group. Insurance income and voucher promotions in the US and only the commission element of warranty sales in the UK, will be recognised in sales. Interest receivable relating to US credit card receivables will be classified as other operating income.

IAS 32 and 39 Financial Instruments
The Group has taken the exemption not to restate comparatives for IAS 32 `Financial Instruments: Disclosure and Presentation' and IAS 39 `Financial
Instruments: Recognition and Measurement'. As a result, the comparative information in the 2005/06 accounts will be presented on the existing UK GAAP basis. IAS 32 and IAS 39 will apply from the start of the financial year ending 28 January 2006. The Group intends to apply the hedge accounting provisions of IAS 39 as they relate to forward currency and commodity contracts to the extent practically and economically appropriate in order to minimise future volatility arising from its implementation.


RECONCILIATION OF UK GAAP SALES AND PROFIT BEFORE TAX TO IFRS SALES AND PROFIT BEFORE TAX FOR THE 52 WEEKS ENDED 29 JANUARY 2005


                                                                              Sales          Profit before tax
                                                                             (pound)m               (pound)m

AS REPORTED IN ACCORDANCE WITH UK GAAP                                       1,614.4                  210.3

PRINCIPAL ACCOUNTING ADJUSTMENTS
Share-based payments                                                               -                   (3.9)
Goodwill amortisation                                                              -                    1.0
Leases                                                                             -                   (3.5)


PRINCIPAL PRESENTATIONAL ADJUSTMENTS
US insurance income                                                             10.4                      -
Voucher promotions                                                             (12.0)                     -
UK warranty sales                                                               (6.7)                     -
                                                                           ---------------------------------
PROPOSED REPORTING IN ACCORDANCE WITH IFRS                                   1,606.1                  203.9
                                                                           ---------------------------------

SIGNET GROUP PLC

RECONCILIATION OF UK GAAP NET ASSETS TO IFRS NET ASSETS AS AT 29 JANUARY 2005

                                                       Net assets
                                                        (pound)m
AS REPORTED IN ACCORDANCE WITH UK GAAP                    739.1

PRINCIPAL ADJUSTMENTS
Share-based payments                                          -
oodwill amortisation                                        1.0
Leases                                                    (17.9)
Voucher promotions                                         (6.0)
Deferred taxation                                           7.5
Dividend recognition                                       45.5
                                                 ---------------
PROPOSED REPORTING IN ACCORDANCE WITH IFRS                769.2
                                                 ---------------




SUMMARY OF FOURTH QUARTER RESULTS (UNAUDITED)



                                                           13 weeks ended    13 weeks ended
                                                          29 January 2005    31 January 2004
                                                                               restated(1)     Like for like
                                                                                                   change

                                                                (pound)m        (pound)m             %
SALES
             UK                                                  215.9            212.0            +1.4
             US                                                  442.4            442.6            +4.7
                                                         -------------------------------------
                                                                 658.3            654.6            +3.6
                                                         -------------------------------------
OPERATING PROFIT
             UK   - Trading                                       67.4             64.7
                  - Group central costs                           (1.8)            (1.4)
                                                         -------------------------------------
                                                                  65.6             63.3
             US(2)                                                91.1             90.4
                                                         -------------------------------------
TOTAL OPERATING PROFIT                                           156.7            153.7
INTEREST                                                          (1.0)            (1.1)
                                                         -------------------------------------
PROFIT BEFORE TAX                                                155.7            152.6
TAXATION                                                         (50.6)           (53.7)
                                                         -------------------------------------
PROFIT FOR THE PERIOD                                            105.1             98.9
                                                         -------------------------------------

EPS   -  basic                                                     6.0p            5.7p
      -  diluted                                                   6.0p            5.7p

(1) Restated for the implementation of the amendment to FRS 5, `Application Note G - Revenue Recognition'.

(2) After goodwill amortisation of (pound)0.2 million (2003/04: (pound)0.2 million).

The Board of Directors approved this statement of preliminary results on 6 April 2005.

SIGNET GROUP PLC

There will be an analysts' presentation at 2.00 p.m. BST time today (9.00 a.m. EST time). For all interested parties there will be a simultaneous audio webcast plus slides available at www.signetgroupplc.com and a live telephone conference call. The details for the conference call are:


        European dial-in:         +44 (0) 20 7784 1018
             Replay:              +44 (0) 20 7984 7578        Pass code: 9614990

        US dial-in:               +1 718 354 1171
          Replay:                 +1 718 354 1112             Pass code: 9614990

A video webcast of the presentation is expected to be available on the Group web site (www.signetgroupplc.com) from close of business on 6 April 2005.

High resolution photographs are available to the media at www.newscast.co.uk +44
(0) 20 7608 1000.

The next announcement is expected to be that for the first quarter 2005/06 sales figures, which is scheduled for release on 5 May 2005.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words "expects," "intends," "anticipates," "estimates," "may," "forecast," "objective," "plan" or "target," and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group's business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the "Risk and Other Factors" section of the Company's 2003/04 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 22, 2004 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNET GROUP PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the 52 weeks ended 29 January 2005

                                                                         52 weeks      52 weeks
                                                                            ended         ended
                                                                       29 January    31 January
                                                                             2005          2004
                                                                                             as
                                                                                     restated(1)    Notes
 ------------------------------------------------------------------ ---------------------------- ------------
                                                                         (pound)m      (pound)m
 ------------------------------------------------------------------ ---------------------------- ------------
  SALES                                                                   1,614.4       1,604.9          2
 ------------------------------------------------------------------ ---------------------------- ------------

  OPERATING PROFIT                                                          218.9         210.2          2
  Net interest payable and similar charges                                   (8.6)        (10.4)
 ------------------------------------------------------------------ ---------------------------- ------------
  PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                             210.3         199.8

  Tax on profit on ordinary activities                                      (69.1)        (70.2)         4
 ------------------------------------------------------------------ ---------------------------- ------------
  PROFIT FOR THE FINANCIAL PERIOD                                           141.2         129.6
  Dividends                                                                 (52.0)        (43.2)         5
 ------------------------------------------------------------------ ---------------------------- ------------
  Retained profit attributable to shareholders                               89.2          86.4
  Earnings per share    - basic                                               8.2p          7.5p         6
                        - diluted                                             8.1p          7.5p         6
 ------------------------------------------------------------------ ---------------------------- ------------

 All of the above relates to continuing activities.

(1) Restated for the implementation of the amendment to FRS 5, `Application Note G - Revenue Recognition' (see note 9).

SIGNET GROUP PLC

CONSOLIDATED BALANCE SHEET
at 29 January 2005


                                                                       29 January    31 January
                                                                             2005          2004        Notes
                                                                                             as
                                                                                    restated(1)
------------------------------------------------------------------- ---------------------------- ------------

                                                                         (pound)m      (pound)m
------------------------------------------------------------------- ---------------------------- ------------
FIXED ASSETS:
Intangible assets                                                            15.2          16.8
Tangible assets                                                             226.8         202.8
------------------------------------------------------------------- ---------------------------- ------------
                                                                            242.0         219.6
------------------------------------------------------------------- ---------------------------- ------------
CURRENT ASSETS:
Stocks                                                                      578.3         541.5
Debtors (2)                                                                 375.3         365.2
Cash at bank and in hand                                                    102.4         128.0
------------------------------------------------------------------- ---------------------------- ------------
                                                                          1,056.0       1,034.7
CREDITORS: amounts falling due within one year                             (351.6)       (365.6)
------------------------------------------------------------------- ---------------------------- ------------
NET CURRENT ASSETS (2)                                                      704.4         669.1
------------------------------------------------------------------- ---------------------------- ------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                       946.4         888.7
CREDITORS: amounts falling due after more than one year                    (200.2)       (208.6)
PROVISIONS FOR LIABILITIES AND CHARGES:
Other provisions                                                             (5.8)         (6.4)
PENSION (LIABILITY)/ASSET                                                    (1.3)          1.2
------------------------------------------------------------------- ---------------------------- ------------
TOTAL NET ASSETS                                                            739.1         674.9            2
------------------------------------------------------------------- ---------------------------- ------------

CAPITAL AND RESERVES - EQUITY:
Called up share capital                                                       8.7           8.6
Share premium account                                                        68.0          60.7
Revaluation reserve                                                           4.3           3.1
Special reserves                                                            155.9         142.2
Profit and loss account                                                     502.2         460.3
------------------------------------------------------------------- ---------------------------- ------------
SHAREHOLDERS' FUNDS                                                         739.1         674.9            7
------------------------------------------------------------------- ---------------------------- ------------

Consolidated statement of total recognised gains and losses for the 52 weeks ended 29 January 2005


                                                                                     52 weeks       52 weeks
                                                                                        ended          ended
                                                                                   29 January     31 January
                                                                                         2005           2004
                                                                                                          as
                                                                                                  restated(1)
---------------------------------------------------------------------------------------------- --------------
                                                                                     (pound)m       (pound)m
---------------------------------------------------------------------------------------------- --------------
Profit for the financial period                                                         141.2          129.6
Translation differences                                                                 (33.0)         (91.0)
Actuarial (loss)/gain arising on pension asset (net of deferred tax)                     (3.9)           6.4
---------------------------------------------------------------------------------------------- --------------
Total recognised gains and losses                                                       104.3
Prior year adjustments (note 9) - amendment to FRS 5                                    (52.7)           -
                                                  - FRS 17                                -            (18.1)
---------------------------------------------------------------------------------------------- --------------
Total recognised gains and losses                                                        51.6           26.9
---------------------------------------------------------------------------------------------- --------------

(1) Restated for the implementation of the amendment to FRS 5, `Application Note G - Revenue Recognition' (see note 9).

(2) Debtors and net current assets include amounts recoverable after more than one year of (pound)4.3 million (2004: (pound)26.9 million).

SIGNET GROUP PLC

Consolidated cash flow statement
for the 52 weeks ended 29 January 2005

                                                                       52 weeks      52 weeks
                                                                          ended         ended
                                                                     29 January    31 January
                                                                           2005          2004          Notes
----------------------------------------------------------------- ---------------------------- --------------
                                                                       (pound)m      (pound)m
----------------------------------------------------------------- ---------------------------- --------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                                 172.6         203.8             8a
----------------------------------------------------------------- ---------------------------- --------------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE:
Interest received                                                           1.8           0.9
Interest paid                                                             (11.6)        (11.9)
----------------------------------------------------------------- ---------------------------- --------------
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS
AND SERVICING OF FINANCE                                                   (9.8)        (11.0)
----------------------------------------------------------------- ---------------------------- --------------
TAXATION PAID                                                             (56.5)        (69.0)
----------------------------------------------------------------- ---------------------------- --------------
CAPITAL EXPENDITURE:
Purchase of tangible fixed assets                                         (70.5)        (50.9)
Proceeds from sale of tangible fixed assets                                 0.2           0.2
----------------------------------------------------------------- ---------------------------- --------------
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE                                 (70.3)        (50.7)
----------------------------------------------------------------- ---------------------------- --------------
EQUITY DIVIDENDS PAID                                                     (43.8)        (36.7)
----------------------------------------------------------------- ---------------------------- --------------
CASH (OUTFLOW)/INFLOW BEFORE USE OF LIQUID RESOURCES AND
FINANCING                                                                  (7.8)         36.4
----------------------------------------------------------------- ---------------------------- --------------
MANAGEMENT OF LIQUID RESOURCES:
Decrease/(increase) in bank deposits                                       24.5         (42.4)
----------------------------------------------------------------- ---------------------------- --------------
FINANCING:
Proceeds from issue of shares                                               7.3           6.3
Purchase of own shares                                                     (9.5)          -
Repayment of bank loans                                                    (8.1)        (12.1)
----------------------------------------------------------------- ---------------------------- --------------
CASH OUTFLOW FROM FINANCING                                               (10.3)         (5.8)
----------------------------------------------------------------- ---------------------------- --------------
INCREASE/(DECREASE) IN CASH IN THE PERIOD                                   6.4         (11.8)
----------------------------------------------------------------- ---------------------------- --------------

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

----------------------------------------------------------------- ---------------------------- --------------
INCREASE/(DECREASE) IN CASH IN THE PERIOD                                   6.4         (11.8)
Cash outflow from decrease in debt                                          8.1          12.1
Cash (inflow)/outflow from (decrease)/increase in liquid
resources                                                                 (24.5)         42.4
----------------------------------------------------------------- ---------------------------- --------------
CHANGE IN NET DEBT RESULTING FROM CASH FLOWS                              (10.0)         42.7
Translation difference                                                      6.4          17.5
----------------------------------------------------------------- ---------------------------- --------------
Movement in net debt in the period                                         (3.6)         60.2
Opening net debt                                                          (79.9)       (140.1)
----------------------------------------------------------------- ---------------------------- --------------
CLOSING NET DEBT                                                          (83.5)        (79.9)            8b
----------------------------------------------------------------- ---------------------------- --------------

SIGNET GROUP PLC

NOTES
for the 52 weeks ended 29 January 2005

1.   BASIS OF PREPARATION

This financial information has been prepared in accordance with applicable UK accounting standards and under the UK historical cost convention as modified by the revaluation of freehold and long leasehold properties. It is prepared on the basis of the accounting policies as set out in the accounts for the 52 weeks ended 29 January 2005.


2.   SEGMENT INFORMATION



                                                                                     2005       2004
--------------------------------------------------------------------------- -------------- -------------
                                                                                 (pound)m   (pound)m
--------------------------------------------------------------------------- -------------- -------------

SALES BY ORIGIN AND DESTINATION(1):
UK                                                                                  514.4      501.0
US                                                                                1,100.0    1,103.9
--------------------------------------------------------------------------- -------------- -------------
                                                                                  1,614.4    1,604.9
--------------------------------------------------------------------------- -------------- -------------

OPERATING PROFIT(1):
UK - Trading                                                                         78.2       76.6
   - Group central costs(2)                                                          (6.6)      (5.7)
--------------------------------------------------------------------------- -------------- -------------
                                                                                     71.6       70.9
US                                                                                  147.3      139.3
--------------------------------------------------------------------------- -------------- -------------
Total                                                                               218.9      210.2
--------------------------------------------------------------------------- -------------- -------------



                                                                                     2005       2004
--------------------------------------------------------------------------- -------------- -------------
                                                                                 (pound)m   (pound)m
--------------------------------------------------------------------------- -------------- -------------

NET ASSETS(1):
UK                                                                                  222.9      209.9
US                                                                                  599.7      544.9
Net debt                                                                            (83.5)     (79.9)
--------------------------------------------------------------------------- -------------- -------------
                                                                                    739.1      674.9
--------------------------------------------------------------------------- -------------- -------------

NOTES:
The figures for the UK include the United Kingdom, Channel Islands and Republic of Ireland. The Group's results derive from one business segment - the retailing of jewellery, watches and gifts.

(1) 2004 restated for the implementation of the amendment to FRS 5, `Application Note G - Revenue Recognition' (see note 9).

(2) Group central costs for 2005 include a charge of (pound)0.4 million relating to a property provision.

SIGNET GROUP PLC

NOTES
for the 52 weeks ended 29 January 2005

3.   FOREIGN CURRENCY TRANSLATION

The exchange rates used for translation of US dollar transactions and balances in these accounts are as follows:


                                                                                     2005           2004
--------------------------------------------------------------------------- -------------- --------------

Profit and loss account (average rate)                                               1.86           1.68
Balance sheet (year end rate)                                                        1.89           1.82
--------------------------------------------------------------------------- -------------- --------------

The effect of translation on foreign currency borrowings less deposits in the period was to decrease the Group's net borrowings by (pound)6.4 million (2004:
(pound)17.5 million decrease). The net effect of exchange rate movements on foreign currency investments (excluding goodwill) and foreign currency borrowings less deposits in the period was a loss of (pound)19.3 million (2004:
(pound)50.5 million loss). This amount has been taken to reserves in accordance with SSAP 20.


4.  TAXATION

                                                                                       2005        2004(1)
-------------------------------------------------------------------------------------------- --------------

                                                                                   (pound)m       (pound)m
-------------------------------------------------------------------------------------------- --------------
Taxes on profit:
UK corporation tax payable                                                             19.8           26.2
US taxes                                                                               25.9           36.2
Deferred taxation:
UK                                                                                      0.5            0.5
US                                                                                     22.9            7.3
-------------------------------------------------------------------------------------------- --------------
                                                                                       69.1           70.2
-------------------------------------------------------------------------------------------- --------------

(1)  Restated for the implementation of the amendment to FRS 5, `Application
     Note G - Revenue Recognition' (see note 9).

5.  DIVIDENDS
                                                                                       2005           2004
-------------------------------------------------------------------------------------------- --------------

                                                                                   (pound)m       (pound)m
-------------------------------------------------------------------------------------------- --------------
Interim dividend paid of 0.375p per share (2004: 0.341p)                                6.5            5.9
Final dividend proposed of 2.625p per share (2004: 2.160p)                             45.5           37.3
-------------------------------------------------------------------------------------------- --------------
                                                                                       52.0           43.2
-------------------------------------------------------------------------------------------- --------------

The interim dividend was paid on 5 November 2004. Subject to shareholder approval, the proposed final dividend is to be paid on 8 July 2005 to those shareholders on the register of members on 10 June 2005.

Under US tax legislation the rate of US federal income tax on dividends received by individual US shareholders from qualified foreign corporations is reduced to 15%. Dividends paid by the Group to individual US holders of shares or ADSs should qualify for this preferential tax treatment. The legislation only applies to individuals subject to US federal income taxes and therefore the tax position of UK shareholders is unaffected. Individual US holders are urged to consult their tax advisers regarding the application of this US legislation to their particular circumstances.

SIGNET GROUP PLC

NOTES
for the 52 weeks ended 29 January 2005

6.  EARNINGS PER SHARE

                                                                                       2005        2004(1)
-------------------------------------------------------------------------------------------- --------------
                                                                                   (pound)m       (pound)m
-------------------------------------------------------------------------------------------- --------------

Profit for the financial period                                                       141.2          129.6
-------------------------------------------------------------------------------------------- --------------

Basic weighted average number of shares in issue (million)                          1,731.6        1,718.4
Dilutive effect of share options (million)                                              6.0           12.5
-------------------------------------------------------------------------------------------- --------------
Diluted weighted average number of shares (million)                                 1,737.6        1,730.9
-------------------------------------------------------------------------------------------- --------------
Earnings per share - basic                                                              8.2p           7.5p
Earnings per 0.5p  - diluted                                                            8.1p           7.5p
-------------------------------------------------------------------------------------------- --------------

(1) Restated for the implementation of the amendment to FRS 5, `Application Note G - Revenue Recognition' (see note 9).

7.  CONSOLIDATED SHAREHOLDERS' FUNDS


                                         Ordinary       Share   Revaluation     Special       Profit        Total
                                            share     premium       reserve    reserves     and loss
                                          capital     account                                account
                                         (pound)m    (pound)m      (pound)m    (pound)m     (pound)m     (pound)m
--------------------------------------  ----------  --------- --------------  ----------   ----------   ----------
Balance at 31 January 2004                    8.6      60.7             3.1       142.2        513.0
Prior year adjustment                           -         -               -           -        (52.7)       (52.7)
--------------------------------------  ----------  --------- --------------  ----------   ----------   ----------
As restated                                   8.6      60.7             3.1       142.2
Retained profit attributable to

shareholders                                    -         -               -           -         89.2         89.2
Shares issued to QUEST/ESOTs                    -       2.5               -           -         (2.5)           -
Exercise of share options                     0.1       4.8               -           -          1.6          6.5
Purchase of own shares                          -         -               -           -         (9.5)        (9.5)
Transfer on property disposals                  -         -             1.2           -            -          1.2
Actuarial loss recognised                       -         -               -           -         (3.9)        (3.9)
Translation differences                         -         -               -        13.7        (33.0)       (19.3)
--------------------------------------  ----------  --------- --------------  ----------   ----------   ----------
Balance at 29 January 2005                    8.7      68.0             4.3       155.9        502.2        739.1
--------------------------------------  ----------  --------- --------------  ----------   ----------   ----------

SIGNET GROUP PLC

NOTES
for the 52 weeks ended 29 January 2005

8.   NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

A    RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

                                                                                        2005       2004(1)
--------------------------------------------------------------------------------- ------------ -------------
                                                                                     (pound)m     (pound)m
--------------------------------------------------------------------------------- ------------ -------------
Operating profit                                                                        218.9        210.2
Depreciation and amortisation charges                                                    42.3         40.4
Increase in stocks                                                                      (52.3)       (44.9)
Increase in debtors                                                                     (44.5)       (31.1)
Increase in creditors                                                                     8.8         30.3
Decrease in other provisions                                                             (0.6)        (1.1)
--------------------------------------------------------------------------------- ------------ -------------
Net cash inflow from operating activities                                               172.6        203.8
--------------------------------------------------------------------------------- ------------ -------------

(1) Restated for the implementation of the amendment to FRS 5, `Application Note G - Revenue Recognition' (see note 9).

B    ANALYSIS OF NET DEBT

                                           At 31 Jan     Cash flow     Exchange       Other      At 29 Jan
                                                2004                   movement   movements           2005
-----------------------------------------------------  ------------   ----------  ----------    -----------
                                            (pound)m      (pound)m     (pound)m    (pound)m       (pound)m
-----------------------------------------------------  ------------   ----------  ----------    -----------
Cash at bank and in hand                         0.6           -            -             -            0.6
Bank overdrafts                                (51.1)          6.4          1.9           -          (42.8)
-----------------------------------------------------  ------------   ----------  ----------    -----------
                                               (50.5)          6.4          1.9           -          (42.2)
-----------------------------------------------------  ------------   ----------  ----------    -----------
Debt due after more than one year             (146.2)          -            5.5         7.9         (132.8)
Debt due within one year                       (10.6)          8.1          0.1        (7.9)         (10.3)
Bank deposits                                  127.4         (24.5)        (1.1)          -          101.8
-----------------------------------------------------  ------------   ----------  ----------    -----------
                                               (29.4)        (16.4)         4.5           -          (41.3)
Total                                          (79.9)        (10.0)         6.4           -          (83.5)
-----------------------------------------------------  ------------   ----------  ----------    -----------

SIGNET GROUP PLC

NOTES
for the 52 weeks ended 29 January 2005

9.   PRIOR YEAR ADJUSTMENTS

Adoption of the amendment to FRS 5 - `Application Note G - Revenue Recognition'

The accounting policy in respect of extended service agreements in the US was changed following an amendment to FRS 5 `Reporting The Substance of Transactions' in the form of `Application Note G - Revenue Recognition'. The Group now spreads the revenue arising from the sale of such agreements in proportion to the anticipated claims arising. Previously the Group recognised the revenue from such plans at the date of sale with provision being made for the estimated cost of future claims arising.

As a result of the change the Group has restated prior years. Therefore the previously reported 2003/04 results now reflect a decrease in sales of (pound)12.3 million and a reduction in profit before tax of (pound)12.1 million. Consequently, restated profit before tax for the 52 weeks ended 31 January 2004 is (pound)199.8 million. The effect on brought forward reserves at 31 January 2004 is a reduction of (pound)52.7 million net of deferred tax, with shareholders' funds at 31 January 2004 therefore restated to (pound)674.9 million. There is no impact on cash flow.


Adoption of FRS 17 - `Retirement Benefits' in 2003/04

It was previously the Group's policy, in compliance with SSAP 24, to spread the pension valuation surplus arising under its UK defined benefit pension scheme (the "Group Scheme") over the average service life of the employees. In compliance with this standard, a pension scheme prepayment of (pound)19.1 million was included in the balance sheet at 1 February 2003 within debtors falling due after more than one year. An associated deferred tax liability of (pound)5.7 million was also carried on the balance sheet at 1 February 2003.

The adoption of FRS 17 - `Retirement Benefits' led to the write-off of the (pound)19.1 million pension asset previously recognised under SSAP 24 and provision for the deficit of (pound)6.7 million in the Group Scheme as at 1 February 2003. This (pound)6.7 million deficit has been classified as a creditor falling due after more than one year. The (pound)5.7 million deferred tax liability associated with the SSAP 24 pension asset has been written back and a (pound)2.0 million deferred tax asset has been recognised in respect of the deficit provided for under FRS 17 at 1 February 2003. The total net adjustment of (pound)18.1 million arising from the adoption of FRS 17 has been accounted for as a prior year adjustment charged directly to shareholders' funds as at 1 February 2003.

SIGNET GROUP PLC

NOTES
for the 52 weeks ended 29 January 2005

10.  IMPACT OF CONSTANT EXCHANGE RATES

The Group has historically used constant exchange rates to compare period to period changes in certain financial data. This is referred to as `at constant exchange rates' throughout this release. The Group considers this a useful measure for analysing and explaining changes and trends in the Group's results. The impact of the recalculation of sales, operating profit, profit before tax, earnings per share and net debt at constant exchange rates, including a reconciliation to the Group's GAAP results, in analysed below.

                                             2005     2004 as    Growth at     Impact of      2004 at     Growth at
                                                   restated(1)      actual      exchange     constant      constant
                                                                  exchange          rate     exchange      exchange
                                                                     rates      movement        rates   rates (non-
                                                                                            (non-GAAP)         GAAP)
------------------------------------   ----------- -----------  -----------  ------------  -----------  ------------
                                         (pound)m    (pound)m          %        (pound)m     (pound)m           %
------------------------------------   ----------- -----------  -----------  ------------  -----------  ------------
SALES BY ORIGIN AND DESTINATION:
UK                                          514.4       501.0          2.7           -          501.0           2.7
US                                        1,100.0     1,103.9         (0.4)       (106.8)       997.1          10.3
------------------------------------   ----------- -----------  -----------  ------------  -----------  ------------
                                          1,614.4     1,604.9          0.6        (106.8)     1,498.1           7.8
------------------------------------   ----------- -----------  -----------  ------------  -----------  ------------
OPERATING PROFIT:
UK - Trading                                 78.2        76.6          2.1           -           76.6           2.1
   - Group central costs                     (6.6)       (5.7)         n/a           -           (5.7)          n/a
------------------------------------   ----------- -----------  -----------  ------------  -----------  ------------
                                             71.6        70.9          1.0           -           70.9           1.0
US                                          147.3       139.3          5.7         (13.5)       125.8          17.1
------------------------------------   ----------- -----------  -----------  ------------  -----------  ------------
                                            218.9       210.2          4.1         (13.5)       196.7          11.3
------------------------------------   ----------- -----------  -----------  ------------  -----------  ------------

PROFIT BEFORE TAX                           210.3       199.8          5.3         (12.2)       187.6          12.1
------------------------------------   ----------- -----------  -----------  ------------  -----------  ------------

EARNINGS PER SHARE                            8.2p        7.5p         9.3          (0.4)p        7.1p         15.5
------------------------------------   ----------- -----------  -----------  ------------  -----------  ------------


                                                                29 January  31 January      Impact of      At constant
                                                                      2005        2004       exchange         exchange
                                                                                                 rate            rates
                                                                                             movement        (non-GAAP)
----------------------------------------------------------     ------------ -----------   ------------    -------------
                                                                  (pound)m    (pound)m       (pound)m         (pound)m
----------------------------------------------------------     ------------ -----------   ------------    -------------

Net debt                                                             (83.5)      (79.9)           6.0            (73.9)
----------------------------------------------------------     ------------ -----------   ------------    -------------

(1) Restated for the implementation in 2004/05 of the amendment to FRS 5, `Application Note G - Revenue Recognition' (see note 9).

11.  ACCOUNTS

The financial information set out above does not constitute the Company's statutory accounts for the 52 weeks ended 29 January 2005 or the 52 weeks ended 31 January 2004, but is derived from those accounts. Statutory accounts for the 52 weeks ended 31 January 2004 have been delivered to the Registrar of Companies, whereas those for the 52 weeks ended 29 January 2005 will be delivered following the Company's annual general meeting. The auditors have reported under Section 235 of the Companies Act 1985 on those accounts for each of those periods; their reports were unqualified and did not contain a statement under Section 237 (2) or (3) of that Act.

SIGNET GROUP PLC

NOTES
for the 52 weeks ended 29 January 2005

12.  RECONCILIATION OF UK GAAP TO US GAAP

ESTIMATED EFFECT ON PROFIT FOR THE FINANCIAL PERIOD OF DIFFERENCES BETWEEN UK GAAP AND US GAAP


                                                                                          52 weeks       52 weeks
                                                                                             ended          ended
                                                                                        29 January     31 January
                                                                                              2005           2004
                                                                                                      as restated
 ------------------------------------------------------------------------------------- ------------   ------------
                                                                                          (pound)m       (pound)m
 ------------------------------------------------------------------------------------- ------------   ------------
 Profit for the financial period in accordance with UK GAAP(1)                               141.2        129.6
 US GAAP adjustments:
 Goodwill amortisation                                                                         1.0          1.1
 Sale and leaseback transactions                                                               1.0          0.8
 Pensions                                                                                     (0.9)        (1.9)
 Leases                                                                                       (3.5)        (3.5)
 Stock compensation                                                                           (3.9)         0.7
 ------------------------------------------------------------------------------------- ------------   ------------
 US GAAP adjustments before taxation                                                          (6.3)        (2.8)
 Taxation                                                                                      2.6          0.6
 ------------------------------------------------------------------------------------- ------------   ------------
 US GAAP adjustments after taxation                                                           (3.7)        (2.2)
 ------------------------------------------------------------------------------------- ------------   ------------
 Retained profit attributable to shareholders in
 accordance with US GAAP                                                                     137.5        127.4
 ------------------------------------------------------------------------------------- ------------   ------------
                                                                                                              2
 Earnings per ADS in accordance with US GAAP               - basic                            79.4p        74.1p
                                                           - diluted                          79.1p        73.6p
 Weighted average number of ADS outstanding (million)      - basic                           173.2        171.8
                                                           - diluted                         173.8        173.1
 ------------------------------------------------------------------------------------- ------------   ------------


ESTIMATED EFFECT ON SHAREHOLDERS' FUNDS OF DIFFERENCES BETWEEN UK GAAP AND US
GAAP

                                                                                         29 January    31 January
                                                                                               2005          2004
                                                                                                      as restated
 ------------------------------------------------------------------------------------- ------------  -------------

                                                                                           (pound)m      (pound)m
 ------------------------------------------------------------------------------------- ------------  -------------

 Shareholders' funds in accordance with UK GAAP(1)                                            739.1         674.9
 US GAAP adjustments:
 Goodwill in respect of acquisitions (gross)                                                  476.8         490.5
 Adjustment to goodwill                                                                       (56.1)        (58.2)
 Accumulated goodwill amortisation                                                           (145.0)       (149.9)
 Sale and leaseback transactions                                                               (7.9)         (8.9)
 Pensions                                                                                      28.2          21.5
 Depreciation of properties                                                                    (2.5)         (2.5)
 Leases                                                                                       (17.9)        (14.9)
 Revaluation of properties                                                                     (4.3)         (3.1)
 Dividends                                                                                     45.0          37.3
 ------------------------------------------------------------------------------------- ------------  -------------
 US GAAP adjustments before taxation                                                          316.3         311.8
 Taxation                                                                                       0.6           1.8
 ------------------------------------------------------------------------------------- ------------  -------------
 US GAAP adjustments after taxation                                                           316.9         313.6
 ------------------------------------------------------------------------------------- ------------  -------------
 Shareholders' funds in accordance with US GAAP                                             1,056.0         988.5
 ------------------------------------------------------------------------------------- ------------  -------------

(1) 2004 UK GAAP restated for the implementation of the amendment to FRS 5, `Application Note G - Revenue Recognition' (see note 9).

SIGNET GROUP PLC

NOTES
for the 52 weeks ended 29 January 2005

12.  RECONCILIATION OF UK GAAP TO US GAAP (CONTINUED)


Prior year adjustments

The Group has identified two errors in its US GAAP reconciliation relating to revenue recognition attributable to extended service agreements in the US and lease accounting for predetermined rent increases which are commonly found in the US. The US GAAP reconciliation for prior years has been restated as the cumulative effect on shareholders' funds of these changes if taken in 2004/05 would have been material. The impact on retained profit attributable to shareholders, earnings per ADS and shareholders' funds is as follows:


  IMPACT ON PROFIT ATTRIBUTABLE TO SHAREHOLDERS                                            52 weeks
                                                                                              ended
                                                                                         31 January
                                                                                               2004
 ------------------------------------------------------------------------------------- -------------
                                                                                           (pound)m
 ------------------------------------------------------------------------------------- -------------
 Retained profit attributable to shareholders in accordance with US GAAP
 - as previously reported                                                                     135.0
 Revenue recognition - net of tax                                                              (5.4)
 Lease accounting - net of tax                                                                 (2.2)
 ------------------------------------------------------------------------------------- -------------
 As restated                                                                                  127.4
 ------------------------------------------------------------------------------------- -------------


  IMPACT ON EARNINGS PER ADS - BASIC
 ------------------------------------------------------------------------------------- -------------
                                                                                                 p
 ------------------------------------------------------------------------------------- -------------
 As previously reported                                                                        78.6
 Effect of restatement                                                                         (4.5)

 ------------------------------------------------------------------------------------- -------------
 As restated                                                                                   74.1
 ------------------------------------------------------------------------------------- -------------


  IMPACT ON EARNINGS PER ADS - DILUTED
 ------------------------------------------------------------------------------------- -------------
                                                                                                 p
 ------------------------------------------------------------------------------------- -------------
 As previously reported                                                                        78.0
 Effect of restatement                                                                         (4.4)

 ------------------------------------------------------------------------------------- -------------
 As restated                                                                                   73.6
 ------------------------------------------------------------------------------------- -------------


  IMPACT ON SHAREHOLDERS' FUNDS
 ------------------------------------------------------------------------------------- -------------
                                                                                           (pound)m
 ------------------------------------------------------------------------------------- -------------
 As previously reported                                                                     1,034.8
 Effect of restatement                                                                        (46.3)

 ------------------------------------------------------------------------------------- -------------
 As restated                                                                                  988.5
 ------------------------------------------------------------------------------------- -------------

SIGNET GROUP PLC

NOTES
for the 52 weeks ended 29 January 2005

12.  RECONCILIATION OF UK GAAP TO US GAAP (CONTINUED)

REVENUE RECOGNITION

The Group has corrected its accounting policy to spread the revenue arising from extended service agreements in the US in proportion to anticipated claims arising. Previously the revenue from such agreements was recognised immediately on a proportion of contracts where analysis of past experience showed no claim or cost arose, and deferred the balance of revenue over the estimated period of future claims. As a consequence of this change and the change in accounting policy for UK GAAP (see note 9), the previously reported 2003/04 US GAAP adjustment is restated as follows:

                                                                                          52 weeks
                                                                                             ended
                                                                                        31 January
                                                                                              2004
 ------------------------------------------------------------------------------------- -------------
                                                                                          (pound)m
 ------------------------------------------------------------------------------------- -------------
 UK GAAP prior period adjustment                                                             (12.1)
 US GAAP adjustment - as previously reported                                                   3.5
 ------------------------------------------------------------------------------------- -------------
                                                                                              (8.6)
 Tax                                                                                           3.2
 ------------------------------------------------------------------------------------- -------------
 US GAAP prior period adjustment                                                              (5.4)
 ------------------------------------------------------------------------------------- -------------

  Impact on profit and loss account US GAAP differences
 ------------------------------------------------------------------------------------- -------------
                                                                                           (pound)m
 ------------------------------------------------------------------------------------- -------------
 As previously reported - before tax                                                           (3.5)
 Adjustment required - before tax                                                               3.5
 ------------------------------------------------------------------------------------- -------------
 As restated - before tax                                                                       -
 ------------------------------------------------------------------------------------- -------------

The policies applied under UK and US GAAP are now consistent and no future GAAP differences are expected to arise. There is no impact on cash flow.

LEASE ACCOUNTING
Following the letter by the Securities and Exchange Commission of 7 February
2005 to the American Institute of Certified Public Accountants, the Group has reviewed its lease accounting policy and corrected it for predetermined rent increases and any construction period or other rental holidays. For operating leases that include clauses in respect of predetermined rent increases, it is required that those rents are charged to the profit and loss account on a straight line basis over the lease term. Also inducements to enter into a lease are required to be recognised over the lease term. Previously, predetermined lease increases were recognised when they fell due and lease inducements were recognised over the period to the next rent review. As a result, the previously reported 2003/04 US GAAP adjustment is restated to reflect a reduction in US
GAAP retained earnings attributable to shareholders of (pound)2.2 million
((pound)3.5 million before tax). There is no impact on cash flow.

                                                                                          52 weeks
                                                                                             ended
                                                                                        31 January
  Impact on profit and loss account US GAAP differences                                       2004
 ------------------------------------------------------------------------------------- -------------
                                                                                          (pound)m
 ------------------------------------------------------------------------------------- -------------
 As previously reported - before tax                                                             -
 Adjustment required - before tax                                                             (3.5)

 ------------------------------------------------------------------------------------- -------------
 As restated - before tax                                                                     (3.5)
 ------------------------------------------------------------------------------------- -------------